EXHIBIT 99.2

EXTRAORDINARY MEETING OF HOLDERS OF
10% CONVERTIBLE SENIOR SECURED DEBENTURES DUE MAY 31, 2020
OF MOGO INC.

REPORT OF VOTING RESULTS

VIA SEDAR

May 25, 2020

Securities Regulatory Authorities of All Provinces and Territories of Canada

The Toronto Stock Exchange

Re: Mogo Inc. (the "Company") Report of Voting Results

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the matters voted upon and the outcome of the votes at the Company's extraordinary meeting of holders of 10% convertible senior secured debentures due May 31, 2020 (“Convertible Debentures”) held on May 22, 2020 are as follows:

Approval of Amendments to Convertible Debentures	Principal Amount & % Voted For	Principal Amount & % Voted Against

	$9,403,000	$546,000
	94.51%	5.49%

The following amendments were approved:

a.	extend the maturity date of the Convertible Debentures from May 31, 2020 to May 31, 2022;

b.	reduce the conversion price of the principal by 45% from $5.00 to $2.75 per common share;

c.	increase the frequency of interest payments from semi-annually to quarterly;

d.	increase the early conversion trigger from 115% to 125% (such price equaling $3.4375 per common share based on the proposed amended conversion price) to allow investors greater opportunity to take advantage of a rising share price and thus an extended period to benefit from the coupon payment;

e.	amend the provisions relating to payment of interest upon early conversion so as to ensure that payment of interest through the issuance of common shares is permitted by and complies with applicable securities regulations and stock exchange policies;

f.	amend the definition of change of control provision to provide the Company with greater flexibility to pursue or enter into a strategic transaction; and

g.	make such other consequential amendments as required to give effect to the foregoing,

all as more fully set forth in the management information circular of the Company dated April 17, 2020 and the press release issued by the Company dated May 7, 2020.

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DATED May 25, 2020

MOGO INC.

(signed) "David Feller"
David Feller Chief Executive Officer

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